UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Promulgated Thereunder

MERCARI COMMUNICATIONS GROUP, LTD.

(Exact name of registrant as specified in its charter)

Colorado	0-17284	84-1085935
State of Incorporation	Commission File Number	IRS Employer Identification No.

135 Fifth Ave., 10th Floor

New York, NY 10010

Address of principal executive offices

212-739-7689

Telephone number, including

Area code

Mercari Communications Group, Ltd.

Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Promulgated Thereunder

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

December 23, 2016

WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

Introduction

This Information Statement is being furnished to the holders of record as of December 23, 2016 (the “Record Date”) of the outstanding shares of common stock, par value $0.00001 per share, of Mercari Communications Group, Ltd., a Colorado corporation (“Mercari” or the “Company”), with respect to a change of the majority of directors of the Board of Directors of the Company, pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder (“Rule 14f-1”). Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our shareholders of record of the information set forth in this Information Statement in connection with an anticipated change in majority control of our Board of Directors (the “Board”) other than at a meeting of our shareholders. Pursuant to Rule 14f-1, such change in majority control of the Board may not occur earlier than ten days after the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) or the date on which we mail this Information Statement to holders of record of our common stock on the Record Date. Accordingly, the change in a majority of our directors pursuant to the Stock Purchase Agreement (defined herein) will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will first be mailed on or about December 23, 2016 to our shareholders as of the Record Date.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER SOLELY IN CONNECTION WITH THE APPOINTMENT OF ETHAN CHUANG TO THE COMPANY’S BOARD OF DIRECTORS.

NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY. YOU SHOULD READ THIS INFORMATION STATEMENT CAREFULLY, BUT ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

change in control transaction

On December 20, 2016, Algodon Wines & Luxury Development Group, Inc. (“Algodon”) entered into a Stock Purchase Agreement with China Concentric Capital Group, Inc. (the “Purchaser”) in which the Purchaser would purchase all 43,822,401 shares of common stock of Mercari held by the Company (the “Shares”) for $260,000 (a net after fees and expenses of less than $200,000) (the “Purchase Price”). This transaction is referred to herein as the “Acquisition”. Currently, Algodon holds approximately 96.5% of the issued and outstanding shares of common stock of Mercari with a book value of about $60,000. Algodon will assign to the Purchaser at the closing contemplated by the Stock Purchase Agreement all its right, title and interest to amounts payable to Algodon for non-interest bearing advances to Mercari, which advances, as of August 31, 2016 were in the aggregate amount of $131,487 and as of November 30, 2016 were in the aggregate amount of $145,087, and such any additional advances that may be made to Mercari up until the closing date as set forth in the Stock Purchase Agreement.

The Stock Purchase Agreement may be terminated by Algodon if the balance of the Purchase Price is not paid in full on or before January 4, 2017 unless otherwise extended by agreement of all the parties, or if the Purchaser fails to comply with the material terms of the Stock Purchase Agreement. The Purchaser may terminate the Stock Purchase Agreement if Algodon fails to deliver the due diligence documents requested prior to December 29, 2016 unless otherwise extended by agreement of all the parties, or if Algodon fails to deliver the documents transferring the Shares to the Escrow Agent.

In connection with the Stock Purchase Agreement and also on December 20, 2016, Algodon, the Purchaser, and J.M. Walker & Associates entered into an Escrow Agreement. As of the date of this Information Statement, a total of $50,000 as a deposit toward the Purchase Price has been received by J.M. Walker & Associates (the “Escrow Agent”). Subject to a due diligence review by the Purchaser and deliverance of documents transferring the Shares, the remaining balance of $210,000 will be deposited with the Escrow Agent and released on or about January 4, 2017.

Pursuant to agreements between the Algodon, Mercari, and business consultants entered into on or about December 16, 2016, Algodon will pay a total of $60,000 in business consulting fees for the purchase of the Shares on or about January 4, 2017. The Escrow Agent will pay the fees directly to the business consultants. Algodon estimates that the costs of the Acquisition will be an additional $10,000 to $20,000.

The Acquisition is expected to close in January 2017 (the “Closing”).

Change in Board of Directors and Executive Officers

Subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1, upon the Closing, the officers and directors of Company, Scott L. Mathis, President, Chief Executive Officer and Director; Maria I. Echevarria, Executive Vice President, Chief Financial Officer, Treasurer and Secretary; Julian Beale, Director; and Peter Lawrence, Director will resign their positions. Upon their resignations, Ethan Chuang will be appointed as Director. Mr. Chuang will be the Company’s principal executive officer and principal financial and accounting officer for SEC reporting purposes.

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, does not hold any position with the Company nor have been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, except as set forth in this Information Statement, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

voting securities

Mercari has 950,000,000 shares of common stock, par value $0.00001 per share and 20,000,000 shares of preferred stock, par value $0.001 per share authorized. As of the date hereof, 45,411,400 shares of common stock are issued and outstanding, and none of the preferred stock is issued and outstanding. Each share of common stock that is issued and outstanding is entitled to one vote per share. The preferred stock may be issued with designations, rights and preferences determined from time to time by our Board.

security ownership of certain beneficial owners and management

The following table sets forth certain information as of the Record Date concerning the beneficial ownership of shares of common stock of Mercari by (i) each person known by us to be the beneficial owner of more than 5% of Mercari outstanding common stock currently, (ii) each person who we anticipate will be a beneficial owner of more than 5% of each class of our outstanding securities after giving effect to the Merger, (iii) each of our current directors, (iv) the new director, (v) each of our current named executive officers and each individual who we anticipate will become a named executive officer upon the Closing, (vi) all of our current executive officers and directors as a group, and (vii) all of our executive officers and directors anticipated after the Closing as a group. Ownership information is set forth both for the actual ownership as of the Record Date and for the ownership as of the Record Date as if the Merger occurred on the Record Date. Unless otherwise noted, each of the following disclaims any beneficial ownership of the shares, except to the extent of his, her or its pecuniary interest, if any, in such shares.

Applicable percentage ownership in the following table is based on 45,411,400 shares of common stock.

Unless otherwise specified, the address of each of the persons set forth below is in care of Algodon Wines & Luxury Development Group, Inc., 135 Fifth Avenue, 10th Floor, New York, NY 10010.

Name & Address of Beneficial Owner	Shares Beneficially Owned	Percentage of Class
More than 5% Shareholders Before the Acquisition
Algodon Wines & Luxury Development Group, Inc.	43,822,401	96.5%

Directors & Officers Before the Acquisition(1)
Scott Mathis	43,822,401	96.5%
Julian Beale	43,822,401	96.5%
Peter Lawrence	43,822,401	96.5%
Maria Echevarria	43,822,401	96.5%
All directors and officers as a group	43,822,401	96.5%

More than 5% Shareholders After the Acquisition
China Concentric Capital Group, Inc.(2)	43,822,401	96.5%

Directors & Officers After the Acquisition
Ethan Chuang(2)	43,822,401	96.5%
All directors and officers as a group	43,822,401	96.5%

(1)	Scott Mathis is the Chief Executive Officer, President, Chairman of the Board of Directors and a significant shareholder of Algodon; Julian Beale is a member of the Board of Directors of Algodon; Peter Lawrence is a member of the Board of Directors of Algodon; and Maria Echevarria is Algodon’s Chief Financial Officer. All have shared voting and dispositive power and may be deemed to be the indirect beneficial owner of all Mercari shares held by Algodon. However, all disclaim beneficial ownership except as to each person’s pecuniary interest in Algodon.

(2)	Wani Lu is the President, sole director, and sole shareholder of China Concentric Capital Group, Inc. and therefore deemed to be the indirect beneficial owner of all Mercari shares held by China Concentric Capital Group, Inc. The address is 1120 6th Ave., 4th Floor, New York, NY 10036.

The Company currently has no equity compensation plan in place.

directors and executive officers

Directors and Executive Officers (After giving effect to the Acquisition)

The table below sets certain information concerning the individuals anticipated to be our executive officers and directors after giving effect to the Acquisition, including their names, ages, anticipated positions with us. Officers will hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified. The officers are elected by the Board at its annual meeting immediately following the shareholders’ annual meeting and hold office until their death or until they earlier resign or are removed from office. There are no written or other contracts providing for the election of directors or term of employment of executive officers, all of whom serve on an “at will” basis.

Name	Age	Position

Ethan Chuang	40	Director, Principal Executive Officer and Principal Accounting Officer

Directors and Executive Officers (After giving effect to the Acquisition)

The following information pertains to the anticipated members of our Board effective as of the Closing, their principal occupations and other public company directorships for at least the last five years and information regarding their specific experiences, qualifications, attributes and skills.

Ethan Chuang. Mr. Chuang is expected to be appointed to our Board of Directors immediately following the Closing. Mr. Chuang joined China Concentric Capital Group, Inc. in 2010 and has served as Vice President since March 2012 and a director from March 2012 through May 2015. China Concentric Capital Group, Inc. is a private consulting firm that provides strategic management and advisory services to China-based companies since inception in 2010. In his role with China Concentric Capital Group, Inc., he has served as a team leader overseeing the evaluations and implementation of mergers & acquisitions, takeovers, due diligence, and financial planning. Mr. Chuang has also served as interim CEO and sole director of Celadon Technology Limited in China from January 2016 to September 2016. Prior to that, Mr. Chuang was Vice President of Investor Relations of Gulf Resources Inc. from August 2007 to October 2009. Mr. Chuang received his MBA degree from California State Long Beach University in 2006.

We believe that Mr. Chuang possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience serving as a senior advisor and consultant to a number of companies based in Asia whose shares were publicly traded in the United States as a result of an initial public offering or reverse mergers. This experience has provided him with knowledge of the Asian business environment and the U.S. capital markets, as well as corporate governance issues generally. In addition, through Mr. Chuang’s education, training, and experience, he has an understanding of generally accepted accounting principles and financial statements.

Directors and Executive Officers (Before giving effect to the Acquisition)

The table below sets forth certain information concerning the individuals who currently serve as our executive officers and directors, including their names, ages and current positions with us.

Name	Age	Position	Date First Elected/Appointed

Scott Mathis	54	Director, Chief Executive Officer and President	November 9, 2009

Maria Echevarria	36	Executive Vice President, Chief Financial Officer, Treasurer and Secretary	April 13, 2015

Julian Beale	81	Director	November 9, 2009

Peter Lawrence	82	Director	November 9, 2009

Directors and Executive Officers (Before giving effect to the Acquisition)

The following information pertains to those current Board members and executive officers who are anticipated to resign upon the Closing.

Scott Mathis. Mr. Mathis is currently the Chief Executive Officer, President and a director of the Company. He also serves as the Chief Executive Officer, President, Treasurer, Secretary and Chairman of the Board of Algodon. Immediately before launching Algodon in 1999, Mr. Mathis worked as a registered representative for National Securities Corporation from July 1998 to June 2000, and before that The Boston Group, L.P. from August 1995 to July 1998. Mr. Mathis’ prior experience in investments and management is extensive. He has been a partner at Oppenheimer and Company and a Senior Vice President and member of the Directors Council at Lehman Brothers. Mr. Mathis also worked with Alex. Brown & Sons and was responsible for the management of the Palm Beach, Florida office of Gruntal and Company, Inc. He began his career as a financial consultant and broker with Merrill Lynch. Mr. Mathis received a Bachelor of Science degree in Business Management from Mississippi State University. Mr. Mathis’ extensive business experience and understanding of investments, management and education qualifies him to serve as a member of our Board of Directors and our Chief Executive Officer.

Maria I. Echevarria, was appointed Chief Financial Officer, Chief Operating Officer, Secretary and Compliance Officer for the Company effective April 10, 2015. She joined the Company as Corporate Controller in June of 2014 and had primary responsibility for the Company’s corporate consolidation, policies and procedures as well as financial reporting for SEC compliance, coordinating budgets and projections, preparing financial presentations and analyzing financial data. Ms. Echevarria has over 15 years of experience in Accounting, Compliance, Finance, Information Systems and Operations. Her experience includes SEC reporting and financial analysis, and her career accomplishments include developing and implementing major initiatives such as SOX, BSA and AML reporting and valuation of financial instruments. Prior to her employment with the Company, Ms. Echevarria served as Director of Finance and Accounting for The Hope Center, a nonprofit, from 2008 to June 2014 overseeing Finance, Information Systems and Operations. From 2001 through 2008 she served as a Quality Control and Compliance Analyst, Financial Analyst, and Accounting Manager for Banco Popular, in San Juan, Puerto Rico. She specialized in Mortgage Quality Control, Compliance, Financial Analysis and Mortgage Accounting, and corresponding with the FHA, VA and other mortgage guarantors. Ms. Echevarria also coordinated audits and compliance programs related to reporting, remittances, escrow accounting and default management for Fannie Mae, Freddie Mac and other private investors. She has developed and taught accounting courses for Herzing University, and currently serves as an adjunct faculty member at Southern New Hampshire University. She is a CPA, licensed in New Jersey and Puerto Rico, and holds a B.B.A. in Accounting from the University of Puerto Rico and a MBA in Business from University of Phoenix. Mrs. Echevarria was born and raised in Puerto Rico, and is fluent in Spanish and English.

Julian Beale. Mr. Beale is currently a director of the Company. Since 1996, Mr. Beale has managed his own investments, which include listed “blue chip” shares, numerous speculative stocks, and real estate. After 14 years in engineering and after forming a plastics processing company that he built to employ more than 200 people, Mr. Beale has since the early 1970’s been involved in consulting and investing. In 1977, he was part of a consortium that purchased what became the Moonie Oil Company, a resources corporation that had interests in petroleum production. In 1984, he entered Federal Parliament (Australia). During 11 years in politics, he held many Shadow Minister portfolios (i.e., cabinet level position with minority party). He has a B.E. degree from Sydney University, Australia and an MBA from Harvard University. Mr. Beale’s extensive business experience qualifies him to serve as a member of our Board of Directors.

Peter Lawrence. Mr. Lawrence is currently a director of the Company and served as the Chairman of Associated British Industries plc, a company that manufactured car engine and aviation jointing and sealants for both, original equipment manufacturers and after-markets, specialty waxes and anti-corrosion coatings for the automotive tire and plastics industries. The company was acquired for £40 million by AlliedSignal Corp in 1995. Mr. Lawrence has also serves as a director of the Close Beacon Fund OEIC since its founding in 1994. Beacon invests in small and recently floated companies on the Alternative Investment Market of the London Stock Exchange. Over the last several years, Mr. Lawrence has participated in numerous start-up and entrepreneurial ventures, both as an investor and as a member of the companies’ Board of Directors or Board of Advisors. Mr. Lawrence received a B.A. in Modern History from Oxford University where he graduated with honors. Mr. Lawrence’s extensive business experience qualifies him to serve as a member of our Board of Directors.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability of any director, executive officer, promoter or control person of the Company during the past five years, except as set forth below:

In December 2007, the FINRA Office of Hearing Officers (“OHO”) held that Mr. Mathis negligently failed to make certain disclosures on his Form U4 to reflect the filing of certain personal federal tax liens. (All of the underlying tax liabilities were paid in full by Mr. Mathis in 2003 and the liens were released in 2003.) After several appeals regarding the willfulness finding, Mr. Mathis served a suspension, which was completed on September 4, 2012, and all fines have been paid.

Under applicable FINRA rules, the finding that Mr. Mathis acted willfully subjected him to a “statutory disqualification” would have prevented him from working in the securities industry. In accordance with FINRA rules, Mr. Mathis filed Form MC-400 with FINRA in September 2012, requesting that he be permitted to continue to work in the securities industry and in October 2014, FINRA’s Member Regulation Department recommended approval of the MC-400 application. On April 30, 2015, FINRA’s National Adjudicatory Council (NAC) agreed with the recommendation of Member Regulation and further approved the application so that Mr. Mathis can continue to work in the securities industry.

On August 20, 2015, the Securities and Exchange Commission issued an acknowledgement letter to FINRA and as a result, the application held by DPEC Capital, Inc., a wholly-owned subsidiary of Algodon, is now effective.

The Company and its management are not aware of any other legal proceedings or investigations involving the Company, any of its subsidiaries, or any of their respective officers, directors or employees.

Family Relationships

There are no family relationships among the members of our Board of Directors or our executive officers (including the individuals who are expected to serve on our Board of Directors or as our executive officers after the Acquisition).

Audit, Nominating and Compensation Committees

Our Board does not have standing audit, nominating or compensation committees, committees performing similar functions, or charters for such committees. Instead, the functions that might be delegated to such committees are carried out by our Board, to the extent required. Our Board believes that the cost of establishing such committees, including the costs necessary to recruit and retain qualified independent directors to serve on our Board and such committees and the legal costs to properly form and document the authority, policies and procedures of such committees are not justified under our current circumstances.

Given our lack of operations to date, our Board believes that its current members have sufficient knowledge and experience to fulfill the duties and obligations of the audit committee for the Company. None of the current Board members is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC. The Board has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member’s financial sophistication.

Our Board does not currently have a policy for the qualification, identification, evaluation, or consideration of Board candidates and does not think that such a policy is necessary at this time, because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. Currently the entire Board decides on nominees.

The Board does not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. The Company does not have any restrictions on shareholder nominations under its articles of incorporation or bylaws. The only restrictions are those applicable generally under Colorado law and the federal proxy rules. The Board will consider suggestions from individual shareholders, subject to an evaluation of the person’s merits. Shareholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of our transactions in our securities with the SEC and to provide us with copies of those filings. Based solely on our review of the copies received by, or a written representation from, certain reporting persons, we believe that all eligible persons were in compliance with the requirements of Section 16(a) during the fiscal year ended May 31, 2016.

Director Independence

Our Board has determined that none of our current directors are independent.

Shareholders

Shareholders may communicate with the Board, non-management directors as a group, and individual directors by submitting their communications in writing to the Company’s Corporate Secretary at 135 Fifth Avenue, 10th Floor, New York, NY 10010. Any communications received that are directed to the Board will be processed by the Corporate Secretary and distributed promptly to the Board or individual directors, as appropriate. If it is unclear from the communication received whether it was intended or appropriate for the Board, the Corporate Secretary will (subject to any applicable regulatory requirements) use his or her business judgment to determine whether such communications should be conveyed to the Board.

Code of Ethics

Due to the limited scope of our current operations, the Company has not yet adopted a code of ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions.

Director Compensation

None of our directors received any compensation for service as a director of the Company during our fiscal year ended May 31, 2016.

Outstanding Equity Awards at Fiscal Year-End

None of our executive officers held any options or other equity awards in the last fiscal year ended May 31, 2016.

EXECUTVE COMPENSATION

Officer Compensation

No compensation was paid to or earned by our executive officers for any purpose during the last three completed fiscal years.

Employment Agreements

We are not a party to any employment or compensation agreements. There are no unexercised options, stock that has not vested, or equity incentive plan awards for our current officers. We have no retirement or similar plans or arrangements for our current officers. We have not entered into any contracts or arrangements with our officers or directors that would provide them with forms of compensation resulting from their resignation, retirement, or any other termination of their employment with the Company or from a change-in-control of the Company or a change of their responsibilities following a change-in-control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The office space, telephone and office supplies consumed by the registrant during the fiscal year ending May 31, 2016, were provided by Algodon for an annual cost of $12,000 for the year ended May 31, 2016. See above regarding the beneficial ownership of the Company by Algodon, the Company’s parent.

As of the date of this report, we do not have in place any policies with respect to whether we will enter into agreements with related persons in the future.

where you can find more information

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 23rd day of December 2016.

Mercari Communications Group, Ltd.

By:	/s/ Scott L. Mathis
Scott L. Mathis, President & CEO